SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of September 2006

                           MAGAL SECURITY SYSTEMS LTD.
                              (Name of Registrant)


                P.O. Box 70, Industrial Zone, Yahud 56100 Israel
                     (Address of Principal Executive Office)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

This Report on Form 6-K is incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-9050 and 333-123265 and Form S-8 Registration Statement File No. 333-06246.

                           Magal Security Systems Ltd.



6-K Items

     1. Press Release re Magal Releases New Advanced Technology Perimeter Security Systems dated September 22, 2006.

                                                                          ITEM 1

Press Release                                 Source: Magal Security Systems Ltd

Magal Releases New Advanced Technology Perimeter Security Systems

Friday September 22, 5:00 am ET

The Systems Will be Launched at the ASIS International 2006 Exhibition in San Diego, CA, September 25th - 28th, at Booth # 2436

YAHUD, Israel, September 22/PRNewswire-FirstCall/ -- Magal Security Systems, Ltd. (NASDAQ GM: MAGS; TASE:MAGS), today announced that its wholly owned Canadian based subsidiary Senstar-Stellar Corporation (SSC) has released two new upgraded advanced technology perimeter security systems. First commercial shipments of both systems are expected before the end of the year.

OmniTrax(TM) is the fifth generation of buried cable detection sensor from SSC, cementing its position as world leader in covert buried cable technology. Major new features of this product include a ranging function that locates targets with an accuracy of one meter, user defined detection zone assignment, sensor cables doubled in length allowing one processor to detect intruders over as much as 800 meters (1/2 mile) of perimeter, and fully integrated power and data distribution over the sensor cables.

XField(TM) is the third generation of electrostatic field sensor taking advantage of new digital signal processing technology, a direct to digital design and years of performance experience with previous generations. This completely re-engineered product continues to provide the tall and narrow volumetric detection field that is required by the Nuclear Regulatory Commission of many countries, as well as meeting the unique needs of a wide range of other applications.

Izhar Dekel, Magal's CEO, said: "We are pleased to see the fruit of several years of R&D efforts entering the market in the form of these world leading advanced technology systems. This is another example of Magal's continuing commitment to provide the security industry with the broadest range of leading edge solutions for almost any existing threat."

About Magal Security Systems, Ltd.:

Magal Security Systems Ltd. (Magal) is engaged in the development, manufacturing and marketing of computerized security systems, which automatically detect, locate and identify the nature of unauthorized intrusions. Magal also supplies video monitoring services through Smart Interactive Systems, Inc., a subsidiary in the U.S. The Company's products are currently used in more than 70 countries worldwide to protect national borders, airports, correctional facilities, nuclear power stations and other sensitive facilities from terrorism, theft and other threats. Israeli-based Magal has subsidiaries in the U.S., Canada, the U.K., Germany, Romania, Mexico and an office in China.

Magal trades under the symbol MAGS in the U.S. on the Nasdaq National Market since 1993 and in Israel on the Tel-Aviv Stock Exchange (TASE) since July 2001.

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

    Contacts:

    Company
    Magal Security Systems, Ltd
    Raya Asher, CFO
    Tel: +972-3-5391444
    Fax: +972-3-5366245
    E-mail: magalssl@trendline.co.il

    Investor Relations
    G.K. Investor Relations
    Ehud Helft/Kenny Green
    Tel: +1-866-704 6710
    E-mail: Ehud@gk-biz.com
    Kenny@gk-biz.com


    Senstar-Stellar Corporation
    Brian Rich, President
    Tel: +1-613-839-5572
    Fax: +1-613-839-5830
    E-mail: info@senstarstellar.com

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            MAGAL SECURITY SYSTEMS LTD.
                                                (Registrant)



                                            By: /s/Jacob Even-Ezra
                                                ------------------
                                                Jacob Even-Ezra
                                                Chairman of the Board



Date:  September 22, 2006